SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 1999

                                   MIH LIMITED

                 (Translation of registrant's name into English)

                                 Abbot Building
                                  Mount Street
                                     Tortola
                                    Road Town
                             BRITISH VIRGIN ISLANDS

                    (Address of principal executive offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F |X|                            Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes |_|                                  No  |X|

                                  EXHIBIT LIST

                                                                  Sequential
Exhibit      Description                                          Page Number
-------      -----------                                          -----------
 99.1        Press Release dated June 17, 1999
             of MIH Limited

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MIH LIMITED


Date: June 17, 1999                 by /s/ Allan M. Rosenzweig
                                       ---------------------------
                                       Name:  Allan M. Rosenzweig
                                       Title: Group Director
                                              Corporate Finance